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                                                                  Exhibit (a)(9)


                                 FROM             JLK DIRECT DISTRIBUTION INC.
                                                  P.O. Box 231
                                                  Latrobe, PA 15650
                                                  Phone 724-539-5638
                                                  Beth A. Riley
                                                  Director of Investor Relations

                                 DATE             November 1, 2000

                          FOR RELEASE             Immediate



                     JLK DIRECT DISTRIBUTION INC. ANNOUNCES
                            EXTENSION OF TENDER OFFER

Latrobe, Pa. - November 1, 2000 - JLK Direct Distribution Inc. (NYSE:JLK) announced that the expiration date of its pending tender offer for all of the outstanding shares of its Class A Common Stock for $8.75 per share has been extended until November 15, 2000. The offer was to have expired at 12:00 midnight on October 31, 2000. JLK intends to distribute to its shareowners a Supplement to its Offer to Purchase containing supplemental disclosures which, among other matters, will be provided to comply with comments received from the staff of the Securities and Exchange Commission.

The offer is currently scheduled to expire at 12:00 midnight on November 15, 2000. As of the close of business on October 31, 2000, there were 4,288,410 shares of JLK Class A Common Stock issued and outstanding, of which approximately 4,028,526 have been tendered in the offer and not withdrawn, according to the most recent report from the depositary for the tender offer. JLK reserves the right to further extend the offer and if it extends the offer again, a public announcement will be made no later than 9:00 a.m. on November 16, 2000. The Supplement to the Offer to Purchase is expected to be mailed to JLK shareowners on or before November 7, 2000. JLK shareowners that have already tendered their shares pursuant to the Offer to Purchase dated October 3, 2000 will not be required to re-tender their shares unless they elect to rescind their original tender. Shareowners that tender pursuant to the Offer to Purchase have the right to rescind their tender and withdraw their shares at any time prior to acceptance of shares for payment in the tender by JLK.

ChaseMellon Shareholder Services, L.L.C. is acting as the Information Agent for the tender offer and may be reached at (888) 634-6468.

Copies of the tender offer statement already filed, and the Supplement when it is filed, with the SEC may be obtained for free at the SEC's website at www.sec.gov. Copies of these documents may also be obtained free of charge from the Information Agent.


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